EXHIBIT A

Schedule of Transactions in Shares by Sit Entities during the past 60 days:

Date of Transaction	Transaction	Shares of Common Stock	Price Per Share ($)
01/30/2025	SELL	16,982	11.57
01/31/2025	SELL	13,508	11.60
02/03/2025	SELL	25,000	11.66
03/24/2025	Shares received upon Issuer reorganization	1,545,169	Not applicable